February 12, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quadra Realty Trust, Inc. (the “Company”) Registration Statement on Form S-11 Registration No. 333-138591

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 PM on Wednesday, February 14, 2007 or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the preliminary prospectus dated February 1, 2007 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The number of preliminary prospectuses dated February 1, 2007 as distributed between February 1, 2007 and February 12, 2007 is as follows:

Number of Copies Dated February 1, 2007:
To Prospective Underwriters	14,932

To Institutions	565

To Others (i.e. companies providing deal statistics)	3

Total	15,500

Sincerely,

Credit Suisse Securities (USA) LLC,

Wachovia Capital Markets, LLC,

As Representatives of the Underwriters

By: Credit Suisse Securities (USA) LLC

/s/ Dominic Capolongo

Name:  Dominic Capolongo

Title:    Managing Director

[Signature Page to the Acceleration Request]